WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
Fax: 813-832-5284
e-mail: wmslaw@tampabay.rr.com

September 19, 2008

Ms. Laura Nicholson
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Niusule Biotech Corp.
Registration Statement on Form S-1
Amendment No. 2.
File No. 333-152398

Dear Ms. Nicholson:

We have filed on EDGAR the above Amendment No. 2 and the related response table.

With respect to your comments, please be advised as follows:

1.	We have refilled this correspondence with the requested information.
2.
This was not the intent of the amendment to the JV. To clarify, the parties to the JV executed a second memorandum filed as and exhibit which makes clear that Anji’s consent is not needed for a transfer. They merely have a right of first refusal.

3.	This was a scrivener error corrected in the second memorandum.
4.	We have revised these risk factors by rewriting the “Fluctuations in the value” risk and modifying the “Our distributor” risk. Pages 9 and 18.
5.
We have disclosed that through outsourcing production of our products, we may be able to generate revenues prior to the receipt of the permit or if we don’t receive the permit timely or at all. Pages 15 and 34.

6.
We have described the business of Zhejiang Niusule Biotech Corp. noting that although this company may be involved in our industry, it will not be involved in those activities and products in which the registrant and its Joint Venture will be involved. Pages 26-27.

7.	We have revised the security ownership table to include the requested information. Page 28.
8.	We have now disclosed the requested information concerning the timeline. Page 34.
9.	We have revised the disclosure to clarify that we might not be a voluntary reporting company but that in any event we will file a Form 8-A making us a mandatory reporting company.

10.	We will disclose both parent-only and consolidated financial statement in all filings with the Commission requiring financial statements for the period ended September 30, 2008 and thereafter.

Page number references are to pages in the marked copy filed on EDGAR.

Thank you for your consideration.

Sincerely,

/s/ Michael T. Williams, Esq.

Michael T. Williams, Esq.